Exhibit 99.1

ZOOZ Completes Initial Private Placement Raising $5M at a Purchase Price of $2 Per Share and Warrants as Part of a Previously Announced $180M Private Placement Transaction

This marks the first step for ZOOZ to become the first Nasdaq and TASE dual-listed company to adopt Bitcoin as a treasury asset

TEL AVIV, Israel, August 6, 2025 – ZOOZ Power Ltd. (Nasdaq and TASE: ZOOZ) (“ZOOZ” or the “Company”) today announced the closing of the initial private placement transaction (the “Initial Private Placement”) in the amount of $5 million (prior to deducting offering expenses) as part of a larger $180 million (in the aggregate) private placement with accredited institutional investors, announced on July 29, 2025 (the “Private Placement”). ZOOZ intends to use a portion of the net proceeds from the Initial Private Placement to repay a portion of its outstanding promissory notes and the remainder for general corporate purposes. Pending shareholder approval and the closing of the subsequent part of the Private Placement, ZOOZ intends to allocate approximately 95% of the net proceeds from the Private Placement toward launching its Bitcoin treasury strategy, following the repayment of its outstanding promissory notes. The remaining proceeds will be used for general corporate purposes.

The Initial Private Placement is comprised of approximately 2.5 million of its ordinary shares and pre-funded warrants at a purchase price of $2.00 per share (or pre-funded warrant). Each ordinary share or pre-funded warrant was issued together with a warrant to purchase two ordinary shares at an exercise price of $3.06 per share.

“We are pleased to have successfully closed the Initial Private Placement as part of this larger Private Placement financing, which represents an important first step in executing our new Bitcoin reserve strategy,” said Jordan Fried, Chief Executive Officer of ZOOZ. “This initial capital infusion demonstrates investor confidence in our vision, and we look forward to securing shareholder approval for the full $180 million Private Placement. With this support, we intend to build a strategic Bitcoin reserve aimed to enhance long-term shareholder value and position the Company for a new era of financial strength and innovation.”

About ZOOZ

ZOOZ is expected to be the first Nasdaq and TASE dual-listed company implementing a long-term strategic Bitcoin treasury. This innovative approach is expected to position ZOOZ as a pioneer and a forward-thinking capital allocator. Shareholders are expected to benefit from long-term, asymmetric upside through direct exposure to Bitcoin. ZOOZ is publicly traded on Nasdaq and TASE under the ticker ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding the timing, size and completion (including the ability to meet the required closing conditions such as the ability to get shareholder approval) of each of the Private Placement, the anticipated use of proceeds from the Private Placement and the implementation of the Company’s Bitcoin treasury strategy and the potential value to shareholders. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on ZOOZ’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new Bitcoin treasury program; the risk that ZOOZ’s share price may be highly correlated to the price of the Bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel. Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com